Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2012	2011	2010	2009	2008
Earnings
Income/(Loss) before income taxes	$7,720	$8,681	$7,149	$2,599	$(14,895)
Add/(Deduct):
Equity in net income of affiliated companies	(588)	(500)	(538)	(195)	(382)
Dividends from affiliated companies	593	316	337	299	411
Fixed charges excluding capitalized interest	3,998	4,611	6,356	7,048	10,059
Amortization of capitalized interest	44	46	48	49	48
Earnings/(Losses)	$11,767	$13,154	$13,352	$9,800	$(4,759)

Fixed Charges
Interest expense	$3,828	$4,431	$6,152	$6,790	$9,737
Interest portion of rental expense (a)	170	180	204	258	322
Capitalized interest	4	31	21	28	50
Total fixed charges	$4,002	$4,642	$6,377	$7,076	$10,109

Ratios
Ratio of earnings to fixed charges	2.9	2.8	2.1	1.4	(b)
__________
(a) One-third of all rental expense is deemed to be interest.
(b) Earnings/(Losses) were inadequate to cover fixed interest charges in 2008 by $14.9 billion.